Exhibit 99.1

180 Degree Capital Corp. Clawback Policy

The Board of Directors of 180 Degree Capital Corp. (the “Company”) has established the following Clawback Policy in accordance with regulations and exchange listing standards.

If the Board of Directors of the Company determines that an executive officer has engaged in fraud, willful misconduct or violation of Company policy that caused or otherwise contributed to the need for a material restatement of the Company’s financial results, the Compensation Committee will review all performance-based compensation awarded to or earned by that executive officer on the basis of performance during fiscal periods materially affected by the restatement. This would include annual cash incentive/bonus awards and all forms of equity-based compensation. If, in the Committee’s view, the performance-based compensation would have been materially lower if it had been based on the restated results, the Committee will, to the extent permitted by applicable law, seek recoupment from that executive officer of any portion of such performance- based compensation as it deems appropriate after a review of all relevant facts and circumstances.

In determining whether to recover a payment, the Committee shall take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation. The Committee shall have sole discretion in determining whether an executive officer’s conduct has or has not met any particular standard of conduct under law or Company policy.

Any recoupment under this Policy will be in addition to any other remedies that may be available under applicable law, including termination of employment.